02058676

SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to ~~Rule 13a-16~~ or 15d-16
of the Securities Exchange Act of 1934

20th September 2002

(5 pages)

ESPÍRITO SANTO FINANCIAL GROUP S.A.
(Registrant's Name)

231 Val des Bons-Malades
Luxembourg-Kirchberg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F x Form 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES HALF YEAR RESULTS FOR INSURANCE AND ASSET MANAGEMENT SUBSIDIARIES

Luxembourg/Portugal – September 20, 2002 –Espírito Santo Financial Group S.A. ("ESFG") (NYSE and Euronext Lisbon: ESF) announces the results of its Portuguese insurance subsidiaries and its Swiss asset management company for the semester ended June 30, 2002.

Following the reorganization of the way that ESFG's Portuguese insurance operations are held within the group, the results of the three main sectors, the non-life sector, **Companhia de Seguros Tranquilidade (Tranquilidade")**, the life sector, **Companhia de Seguros Tranquilidade Vida (Tranquilidade Vida")** and the non-life *bancassurance* sector, **Espírito Santo Seguros ("ES Seguros")**, have been presented separately, since the end of 2001. Therefore, comparisons with the consolidated results announced for June 2001 are difficult. To overcome this problem and enable company-by-company comparisons, we are including in the present announcement the corresponding results of the individual companies as at June 2001.

Tranquilidade registered losses in the amount of 28.1 million Euros for the semester ending June 30, 2002 against losses of 13.1 million Euros in the corresponding period of the previous year. The three main reasons for these losses are a substantial reduction in financial results, unrealized capital losses deriving from the depressed conditions in the Portuguese capital markets and a substantial increase in reinsurance costs as a consequence of new conditions in the reinsurance market following the events of September 2001.

Tranquilidade has been endeavoring to improve the profile of its insurance portfolio, with more emphasis on quality and less on sheer volume. This policy has already produced results, as claims costs before re-insurance declined 12.3 per cent in June 2002 compared with June 2001 and claims costs net of reinsurance declined 4.2 per cent in the same period.

Premiums suffered a 1.9 per cent reduction in this semester, when compared with the corresponding period in 2001. Tranquilidade's overall market share declined from 9.8 per cent at June 2001 to 8.5 per cent at June 2002. The most significant declines were felt in workmen compensations, health insurance and transports, as Tranquilidade continues to implement a more selective business plan.

In another aspect of the restructuring initiated last year, Tranquilidade's acquisitions costs declined 3.8 per cent from June 2001 to June 2002, whilst administrative costs reduced by 1.6 per cent in the same period. Meanwhile Tranquilidade's headcount was reduced by 145 in the first semester of 2002.

Tranquilidade Vida had losses of 59.7 million Euros at the end of June 2002, against losses of 31.0 million Euros in the same period last year. Negative financial results deriving mostly from 63.6 million Euros in unrealized losses in Tranquilidade Vida's investment portfolio are the main cause for the losses announced. Indeed the performance of the Portuguese stock market, already very poor at the end of 2001, continued to deteriorate, with the PSI-20 index declining 13.1 per cent in the first six months of 2002, and index component trading volume declining 27.0 per cent in the same period. At the operational level, technical results increased 31.0 per cent in the first semester of 2002 against the same period in the preceding year. The ratio of technical results to premiums increased from 2.9 per cent in June 2001 to 4.7 per cent in June 2002.

Premiums declined 18.1 per cent from the level of June 2001, to 339.4 million Euros at the end of June 2002. In accordance with Tranquilidade Vida's business repositioning announced last year, the company has de-emphasized capitalization products (40.1 per cent decline in premiums at June 2002 over June 2001) and concentrated on traditional products (25.3 per cent increase in premiums at June 2002) and private pension plans (32.1 per cent increase in premiums in June 2002). The percentage of Tranquilidade Vida's overall products sold through the bancassurance network, declined from 93.0 per cent in June 2001 to 90.0 per cent in June 2002, due to the de-emphasizing of capitalization products; indeed bancassurance production increased substantially in the other areas of activity.

Overall, Tranquilidade Vida remains the second largest life insurance company in Portugal, in terms of premiums, with a market share of 16.6 per cent against 23.4 per cent in June 2001. This reflects a decrease in market share of 10.8 per cent in capitalization products following the company's business repositioning, and increases of 1.3 per cent in the market share of traditional products and of 1.6 per cent in the market share of private pension plans.

ES Seguros continues to register good progress, with net profits growing substantially at June 2002 to 0.4 million Euros. Premiums increased 39.3 per cent in the same period, with direct technical result growing 23.7 per cent and the operational costs ratio declining from 21.4 per cent in June 2001 to 17.6 per cent in June 2002.

At **Compagnie Bancaire Espírito Santo ("CBESSA")** gross profits for the semester ended June 30, 2002 declined 16.7 per cent against those for the same period of the previous year, reaching CHF 7.89 million (5.36 million Euros). The principal reason for this decline lies with the 28.4

per cent reduction in interest rate related income, due to the general reduction in interest rates. However, the impact of this reduction was somewhat mitigated by the 6.4 per cent increase in banking commission income registered in the same period and a 32.2 per cent increase in service fees. CBESSA's total number of clients increased 2.0 per cent when compared with the same period of the previous year. Assets entrusted to CBESSA totaled approximately 5.0 billion Euros in June 2002.

Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.

By: Manuel de Magalhães Villas-Boas
Director

Date : 20th September 2002